Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-663-3600 US Media Relations Ph: 866-964-8256

ELAN ANNOUNCES FIRST EUROPEAN COMMISSION APPROVAL OF
INJECTABLE TREATMENT USING ELAN’S NANOCRYSTAL® TECHNOLOGY

DUBLIN, IRELAND, March 9, 2011, Elan Drug Technologies (EDT), the drug delivery unit of Elan Corporation, plc (NYSE: ELN), today announced that the first injectable product using EDT’s NanoCrystal® technology has been approved by the European Commission.  XEPLION®, Janssen-Cilag International NV’s long-acting injectable treatment for patients with schizophrenia which uses EDT’s NanoCrystal® technology, was approved by the European Commission earlier today.

“The European approval of XEPLION® is an important milestone for our NanoCrystal® technology as it marks the first long-acting injectable product approved by the European regulatory authorities using this technology,” said Shane Cooke, Executive Vice President and Chief Financial Officer of Elan and Head of EDT. “The versatility of our NanoCrystal® technology enabled the development of a long-acting injectable antipsychotic which is designed to help patients maintain continual treatment, reduce the likelihood of relapse and thereby potentially improve their overall quality of life.”

On March 9, 2011, Janssen-Cilag International NV, one of the Janssen Pharmaceutical Companies, announced the approval of XEPLION®, a once monthly atypical antipsychotic injection, by the European Commission.  XEPLION® is indicated for maintenance treatment of schizophrenia in adult patients stabilised with paliperidone or risperidone. In selected adult patients with schizophrenia and previous responsiveness to oral paliperidone or risperidone, XEPLION® may be used without prior stabilisation with oral treatment if psychotic symptoms are mild to moderate and a long-acting injectable treatment is needed.

EDT’s NanoCrystal® technology enables the formulation of poorly water soluble compounds for all routes of administration. The technology allows for a ready-to-use, one-month duration, intramuscular injection formulation of paliperidone palmitate which can be administered by healthcare professionals. The intramuscular injection is administered using a small bore needle and small volume syringe, thereby negating the need for a power injector.  By applying the NanoCrystal® technology to paliperidone palmitate, healthcare professionals will be able to provide patients with consistent medication coverage for one month, potentially allowing them to improve compliance for patients with schizophrenia.

NanoCrystal® technology is a proprietary technology developed by EDT through Elan Pharma International Limited and other Elan affiliates. XEPLION® is the fourth licensed product using Elan’s NanoCrystal® technology that has been approved by the EMA.

About Elan Drug Technologies and NanoCrystal® technology

Elan Drug Technologies (EDT), one of the world’s leading drug delivery businesses, is a business unit of Elan (NYSE:ELN).  As a fully integrated drug delivery business, Elan Drug Technologies delivers clinically meaningful benefits to patients, by using its extensive experience and proprietary delivery technologies in collaboration with pharmaceutical companies. For over 40 years, Elan Drug Technologies has been, and continues to be, a drug delivery provider of choice for a broad range of pharmaceutical companies, including many of the world’s leading pharmaceutical companies. Elan Drug Technologies offer clients drug delivery expertise with a suite of commercially launched, proprietary, technology-driven solutions, from NanoCrystal® technology for poorly water soluble compounds, to customised oral controlled release drug technologies. To date, over 40 products have been developed using EDT’s technologies and are used by millions of patients each day. For more information go to www.elandrugtechnologies.com

NanoCrystal® is a registered trademark of Elan Pharma International Limited, Ireland, a subsidiary of Elan Corporation plc (NYSE:ELN).

About Janssen

Janssen- Cilag International NV, is one of the Janssen Pharmaceutical Companies which, are dedicated to addressing and solving the most important unmet medical needs of our time, including oncology (e.g. multiple myeloma and prostate cancer), immunology (e.g. psoriasis), neuroscience (e.g. schizophrenia, dementia and pain), infectious disease (e.g. HIV/AIDS, Hepatitis C and tuberculosis), and cardiovascular and metabolic diseases (e.g. diabetes). Driven by our commitment to patients, we develop sustainable, integrated healthcare solutions by working side-by-side with healthcare stakeholders, based on partnerships of trust and transparency. More information can be found at www.janssen-emea.com

XEPLION® is a registered trademark of Johnson & Johnson family of companies.

Safe Harbour/Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties. A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Elan Corporation, plc

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